October 5, 2021

VIA EDGAR

Jessica Levingston
Eric Envall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Learn CW Investment Corporation Registration Statement on Form S-1 Filed on March 29, 2021, as amended File No. 333-254820

Dear Ms. Levingston and Mr. Envall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Learn CW Investment Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on October 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 300 copies of the preliminary prospectus dated October 7, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Zaheed Kajani
	Name:	Zaheed Kajani
	Title:	Senior Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]